

Mail Stop 4720

October 13, 2016

Tidjane Thiam
Chief Executive Officer
Credit Suisse Group AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

> **Re:** **Credit Suisse Group AG**
> **Registration Statement on Form F-4**
> **Filed September 30, 2016**
> **File No. 333-213903**

Dear Mr. Thiam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David I. Gottlieb
Cleary Gottlieb Steen & Hamilton LLP